

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 23, 2017

Christopher Lutes
Chief Financial Officer
Elevate Credit, Inc.
4150 International Plaza, Suite 300
Forth Worth, TX 76109

> **Re: Elevate Credit, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed January 30, 2017**
> **File No. 333-207888**

Dear Mr. Lutes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that any comments regarding your confidential treatment request submitted on January 30, 2017, will be sent under a separate cover.

Risk Factors, page 17

General

2.   We note that you have removed risk factor disclosure relating to the lack of a non-competitive agreement with Think Finance, Inc. (TFI), including among other things, TFI's ability to freely pursue or acquire business opportunities which may be in direct competition with you. As you appear to continue operating pursuant to the contractual arrangement of the amended and restated intellectual property assignment agreement (refer to Exhibit 10.4), please explain to us what changes have taken place to no longer give rise to the removed risks.

A decline in economic conditions could result in decreased demand for our loans…, page 28

3.   We note that you have removed disclosure relating to the collection process once a customer defaults on a loan. We note that under "We are dependent on third parties to support several key aspects of our business…" risk factor on page 26, you disclose that Elevate uses third parties for the "majority of its collections and recovery activities."   In an appropriate section of the filing, please describe (i) the loan collection process, (ii) whether you are contracting with different third parties in handling your loan collections, or whether this service is concentrated within a limited number of agencies, (iii) the aspects of collections that you handle, and (iv) whether you experience a different recovery rate depending on who is the party in charge of collections and recovery.

Management's Discussion and Analysis, page 73

Debt facilities
VPC Facility, page 101

4.   We note disclosure that for the two months ended November 30, 2016 you did not meet the minimum amount of tangible net worth covenant and that the VPC Facility had to be amended in January to lower the minimum amount for the month of December 2016. If you believe it is reasonably likely that, absent a waiver or amendment to the VPC Facility, you may violate one or more of your financial covenants, please expand your disclosure to address (i) the steps you are taking to avoid a breach of the minimum amount of tangible net worth; (ii) the impact or reasonably likely impact of a breach (including the effects of any cross-default or cross-acceleration or similar provisions) on your financial condition or operating performance; and (iii) whether you have developed any alternate sources of funding to pay off resulting obligations.

Certain relationships and related party transactions, page 173

Management rights agreements, page 177

5.   Based on your revised disclosures, it appears that you have entered into certain management rights agreement with additional investment funds, and these agreements do not appear to terminate in connection with the IPO, as it was previously disclosed. As such, please expand your disclosure to further explain the nature of services provided under these agreements and quantify any fees in excess of $120,000 payable in connection therewith.

Interim Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 10 – Income Taxes, page F-70

6.   We note your disclosure on page F-71 that as of September 30, 2016 and December 31, 2015, the Company did not establish a valuation allowance for the US deferred tax asset (DTA) based on management's expectation of generating sufficient taxable income in a look forward period over the next three to five years. Given your statement that a significant negative factor includes cumulative losses and a lack of taxable income since the spin-off date through September 30, 2016, please tell us how you continue to conclude that no valuation allowance for your US deferred tax asset of $22.7 million as of September 30, 2016 and December 31, 2016 is necessary by addressing the following:

- We note your disclosure that significant positive factors considered include an improving earnings trend. Please provide us with the details surrounding improved earnings trends as we note that you have recorded net losses of $54.6 million, $19.9 million, and $17.9 million for the fiscal years ended December 31, 2014, December 31, 2015, and the nine-months ended September 30, 2016, respectively.

- You also disclose that you expect to begin utilizing your net operating loss (NOL) beginning with the filing of your 2016 tax return. Please explain how you expect to have taxable earnings on which to utilize NOLs against for the fiscal year ended December 31, 2016 based upon net losses recorded for the nine-months ended September 30, 2016.

- You state that management's success in developing accurate forecasts and a track record of launching new and successful products, which have generated significant taxable income, is another source of positive evidence. Please explain in further detail what forecast(s) you relied upon in addition to what new products have been launched subsequent to spin-off that support your conclusion not to record a valuation allowance on your DTA as of September 30, 2016 or December 30, 2015.

- As noted above, you state that a significant negative factor includes cumulative losses and a lack of taxable income since the spin-off date through September 30, 2016. We also note current and prior disclosure that you expect to generate sufficient taxable income over the next three to five years. Please provide us with a detailed analysis comparing actual income to forecasted taxable income for fiscal years ended December 31, 2014, December 31, 2015, and nine-months ended September 30, 2016 and explain the reason(s) for any significant differences. (AP - Please see my points above)

- Please provide us with your forecast for the next three to five years that will result in your realization of your DTA and include the following:
  - Identification of the most significant inputs and assumptions,

- o Provide qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your forecast, and
- o Provide specific evidence which supports the inputs and assumptions.

ASC 740-10-30-23 states that a cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome. Please provide us with a detailed response and include any additional information necessary for a complete understanding of the basis for your conclusion.

You may contact Bill Schroeder, Staff Accountant at (202) 551-3294 or John Spitz, Staff Accountant at (202) 551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Brandon C. Parris
        Morrison & Foerster LLP